LMP Real Estate Income Fund Inc.
Sub-item 77H

LMP Real Estate Income Fund Inc. Announces
New Portfolio Managers and Reduction in Investment Advisory Fee

NEW YORK - (Business Wire) - May 23, 2011 - LMP Real Estate Income Fund Inc. (NYSE: RIT) announced today that Legg Mason Partners Fund Advisor, LLC ("LMPFA"), the Fund's investment manager, will assume primary responsibility for the day-to-day management of the Fund's portfolio effective August 15, 2011. LMPFA currently provides management and administrative services to the Fund. Following LMPFA's assumption of the day-to-day management of the Fund's portfolio, the Fund will no longer have a subadviser.

Mark McAllister will serve as senior portfolio manager to the Fund. Mr. McAllister is a managing director and senior portfolio manager at LMPFA. Prior to 2011, Mr. McAllister was a partner and managing director at High Rise Capital Management, L.P. Prior to June 2007, Mr. McAllister was a managing director and senior portfolio manager at predecessor firms of LMPFA.

John Baldi, a director and senior research analyst at LMPFA, will serve as co-portfolio manager to the Fund. Mr. Baldi joined a predecessor firm of LMPFA in 2004.

LMPFA also agreed to a waiver in the amount of 0.05% of the investment advisory fee that is paid to it by the Fund. The waiver will commence with LMPFA's assumption of the primary responsibility for the day-to-day management of the Fund's portfolio and will extend through June 30, 2014.

LMP Real Estate Income Fund Inc. is a non-diversified management investment company. LMPFA, a wholly owned subsidiary of Legg
Mason, Inc. ("Legg Mason"), currently serves as the Fund's investment manager. AEW Capital Management, L.P. currently serves as the Fund's subadviser.

An investment in the Fund involves risk, including loss of principal. Investment return and the value of shares will fluctuate. While LMPFA has experience analyzing investments in REITs and the real estate sector generally, the Fund will be LMPFA's first portfolio comprised substantially of REITs. Data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as "may," "will," "expect," "anticipate,"
 "estimate," "believe," "continue" or other similar words. Such forward-looking statements are based on the Fund's current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties is contained in the Fund's filings with the Securities and Exchange Commission.

Contact the Fund at 1-888-777-0102 for more information, or visit the Fund's web site at www.leggmason.com/cef.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co. LLC,
212-857-8087.

FN1111280